Exhibit 99.1

CI Financial Announces Redemption Price for Debentures due July 2023

TORONTO--(BUSINESS WIRE)--February 17, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced that it has determined the redemption price for its $325 million principal amount of 3.520% debentures due July 20, 2023 (“2023 Debentures”). As previously announced, the redemption date is February 19, 2021 (the “Redemption Date”). The redemption price per $100 principal amount of the 2023 Debentures is $107.002 plus accrued and unpaid interest of $0.280, which will be paid up to the day preceding the Redemption Date.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$231.8 billion in client assets as at January 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

All figures in Canadian dollars.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. Forward-looking statements in this press release include statements about the intention to early redeem the 2023 Debentures, including timing and price. These statements and other forward-looking statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com